SeaChange International, Inc.

177 Huntington Avenue, Suite 1703

PMB 73480

Boston, MA 02115

June 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kyle Wiley and Jan Woo

Re: SeaChange International, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-262880

Dear Sir or Madam:

Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), SeaChange International, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-262880), together with all exhibits thereto, and as subsequently amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 22, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination transactions described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP if you have any questions or concerns regarding this matter.

[Signature page follows]

Sincerely,

SeaChange International, Inc.

By:	/s/ Peter Aquino
Name:	Peter Aquino
Title:	President and Chief Executive Officer